SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____)

Table of contents

•	Eni: first quarter 2023 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: April 28, 2023

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

April 28, 2023

Eni: first quarter 2023 results

Key operating and financial results

Q4			Q1
2022			2023	2022	% Ch.
88.71	Brent dated	$/bbl	81.27	101.40	(20)
1.021	Average EUR/USD exchange rate		1.073	1.122	(4)
1,009	Spot Gas price at Italian PSV	€/kcm	606	1,043	(42)
13.6	Standard Eni Refining Margin (SERM)	$/bbl	11.2	(0.9)	..
1,617	Hydrocarbon production	kboe/d	1,656	1,662	(0)
	Adjusted operating profit (loss) (a)	€ million
2,891	E&P		2,789	4,381	(36)
63	Global Gas & LNG Portfolio (GGP)		1,372	931	47
379	Sustainable Mobility, Refining and Chemicals		154	(91)	..
118	Plenitude & Power		186	185	1
131	Corporate, other activities and consolidation adjustments		140	(215)
3,582			4,641	5,191	(11)
776	Investment results and interest expense		340	41	729
4,358	Adjusted profit (loss) before taxes		4,981	5,232	(5)
2,493	Adjusted net profit (loss) (a)(b)		2,907	3,270	(11)
0.74	per share - diluted (€)		0.86	0.91
627	Net profit (loss) (a)(b)		2,388	3,583	(33)
0.21	per share - diluted (€)		0.70	1.00
4,114	Cash flow from operations before changes in working capital at replacement cost (a)		5,291	5,606	(6)
4,593	Net cash from operations		2,982	3,098	(4)
2,775	Net capital expenditure (c)		2,214	1,617	37
7,026	Net borrowings before lease liabilities ex IFRS 16		7,796	8,623	(10)
55,230	Shareholders’ equity including non-controlling interest		55,553	47,466	17
0.13	Leverage before lease liabilities ex IFRS 16		0.14	0.18

(a) Non-GAAP measure. For further information see the paragraph “Non-GAAP measures”.

(b) Attributable to Eni’s shareholders.

(c) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni’s Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the first quarter of 2023. Eni CEO Claudio Descalzi said:

“Eni has delivered an excellent set of operating and financial results despite a weakening scenario. This was driven by a resilient E&P result that featured a recovery in hydrocarbon production and very strong gas and LNG performance. We also saw a steady contribution from biorefineries, the commercial network and continued growth from Plenitude and Power meaning the Company recorded €4.6 billion of adjusted EBIT and €2.9 billion of adjusted net profit. During the quarter, we made substantial progress against our strategy and plans. We set up Sustainable Mobility, Eni’s latest satellite business which combines our growing biorefining portfolio with our mobility product marketing operation. Its biofuel growth will be aided by the agreement signed for the St. Bernard Renewables plant in Louisiana, expected to begin operating soon. Plenitude has increased its renewable capacity to 2.3 GW and is on track to reach the yearly target of more than 3 GW, while Versalis has just finalized a transformative deal regarding its interest in Novamont’s green chemicals business. Therefore in confirming the progress of our decarbonization pathway, to address energy security and deepen our gas exposure, we signed a landmark agreement with NOC to develop the A&E Structures in Libya and we strengthened our position in Algeria, closing the acquisition of bp’s natural gas assets. We generated €5.3 billion of adjusted cash flow before working capital movements in the quarter, significantly exceeding outflows relating to organic capex of €2.2 billion and dividend payment. We remain financially disciplined as a necessity to meet the challenges of the energy market and deliver value for our shareholders. In the context of this performance, we confirm our 2023 guidance, and with our resilient financial position and flexibility we can confirm the basis on which we will seek authorization at the AGM in May for the previously announced plan to raise the 2023 dividend to €0.94 per share and begin our €2.2 billion share buy-back.”

Financial highlights

•	Q1 2023 adjusted profit before tax of €5.0 bln was only 5% lower than Q1 2022 despite a 20% fall in crude oil price and a 42% drop in gas price.

•	This performance reflects a highly resilient E&P result and an outstanding contribution from the GGP business plus steady earnings from Sustainable Mobility & Refining. Of note is the 30% rise in adjusted EBIT and 14% rise in adjusted profit before tax on Q4 2022 despite the weakening Upstream scenario.

•	E&P earned €2.8 bln of adjusted EBIT, mainly affected by weaker realized prices and the deconsolidation of the Angolan activities. Including the contribution of Azule, the Q1 2023 pro-forma EBIT increased to €2.93 bln, a reduction of 33% year on year.

•	GGP earned €1.37 bln of adjusted EBIT, 47% higher than the Q1 2022, driven by optimization and trading activities.

•	Eni Sustainable Mobility, operational as of January 1, 2023, delivered €0.14 bln of adjusted EBIT, up by €0.07 bln compared to the proforma adjusted EBIT of the Q1 2022 following the restatement of the comparative period[1].

•	The Refining business earned €0.13 bln of adjusted EBIT compared to a loss of €0.04 bln during Q1 2022. The improvement was driven by higher benchmark refining margins, with Eni’s SERM up to 11 $/bbl (vs a negative value in 2022) but negatively impacted by planned turnaround activity at important upgrading refinery units and lower leverage to natural gas price energy costs than in the benchmark due to efficiency initiatives already undertaken.

•	Versalis was negatively affected by lower demand and market uncertainties, which held back purchase decisions by resellers and continued competitive pressures of products from Middle and East Asia.

•	Plenitude & Power delivered solid results with €0.19 bln of adjusted EBIT (flat year on year) helped by the ramp up in the renewable installed capacity and production volumes and optimizations in the business of power generation from gas-fired plants. Plenitude generated €0.23 bln of adjusted EBITDA despite challenging conditions.

•	Q1 2023 adjusted net profit attributable to Eni shareholders was €2.9 bln and, compared with Q1 2022, was 11% lower impacted by lower oil and gas prices and the UK energy profit levy but significantly offset by the strong underlying business performance of the Group.

•	In Q1 2023, the Group adjusted operating cash flow before working capital at replacement cost was €5.3 bln, largely exceeding the cash outflows related to organic capex of €2.2 bln and dividend payments (€0.8 bln). Seasonal factors that typically shape working capital requirements in the first quarter accounted for the bulk of the excess cashflow with other investing activities also a €0.2 bln outflow and the net effect of acquisition and disposal amounting to €0.3 bln.

•	In March 2023, Eni paid the third instalment of the 2022 dividend of €0.22 per share. The fourth tranche of €0.22 per share will be paid in May 2023.

•	Net borrowings ex-IFRS 16 as of March 31, 2023, were €7.8 bln, and Group leverage stood at 0.14, versus 0.13 as of December 31, 2022.

1 See “Basis of presentation” of this press release for the full restatement of the adjusted EBIT of the 2022 comparative periods, following the re-segmentation of the previous Refining & Marketing business from which the new entity Eni Sustainable Mobility has been spun-out.

Main business developments

Exploration & Production

•	In Q1 2023 around 200 mln boe of new resources were added to the reserve base, driven mainly by the discoveries made off Cyprus, Mexico and Egypt. A positive appraisal of prior findings was also made in Abu Dhabi.

•	In March, Eni announced the Yatzil discovery in the Block 7 exploration prospect (operated by Eni with a 45% w.i.), in the Sureste Basin, off Mexico. Yatzil was the second commitment well of Block 7 and the eighth successful exploration well drilled by Eni in this basin.

•	In January, a milestone agreement was signed with the National Oil Corporation of Libya (NOC) to develop the large gas reserves of A&E Structures, a strategic project between Eni and NOC, in contractual Area D, targeting to begin production in 2026. The project will leverage synergies with the Mellitah Complex to reach a plateau of 750 mmcf/d, with volumes destined both to the Libyan domestic market and mainland Italy through the existing Greenstream pipeline, connecting Mellitah to Sicily. The project also comprises construction of an onshore hub for carbon capture and storage.

•	In January, a 30% interest in offshore exploration Blocks 4 and 9, in Lebanon, operated by TotalEnergies, was farmed out to QatarEnergy. Eni will retain a 35% interest in the venture.

•	In February, Eni closed the acquisition of bp’s business in Algeria, relating to the two gas-producing concessions “In Amenas” and “In Salah”, jointly operated with Sonatrach and Equinor.

•	In April, the FPSO Firenze sailed out from Dubai to the Baleine field in Côte d’Ivoire. The FPSO to be renamed Baleine upon its mooring has been refurbished and upgraded to increase its processing capacity up to 15,000 bbl/d of oil and around 25 mmcf/d of associated gas.

Global Gas & LNG Portfolio

•	In January, a restructuring of Eni’s natural gas transport business from the Southern route was agreed with Snam, the Italian natural gas grid operator. It entailed a divestiture of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines connecting Algeria’s network to Italy through Tunisia and the Mediterranean Sea, and the relevant transportation rights. A new entity “SeaCorridor” was established to hold the participating interests in those businesses, which will be jointly controlled by Eni and Snam with a shareholding of 50.1% and 49.9%, respectively. Eni has earned cash proceeds of €405 mln.

Sustainable Mobility, Refining and Chemicals

•	In February, Eni signed an agreement with US refiner PBF to establish a 50-50 joint venture to operate the St. Bernard Renewables biorefinery currently under construction in Louisiana (US). The deal, which is subject to customary closing conditions, foresees Eni’s subsidiary Eni Sustainable Mobility to make a capital contribution of $835 mln and to provide expertise in biorefining operations. The biorefinery start up is expected in the first half of 2023, with a target processing capacity of about 1.1 mln tonnes/year of raw materials to produce mainly HVO Diesel.

•	In February, Eni signed a Memorandum of Understanding (MoU) with Saipem to evaluate the utilizations of biofuels to power Saipem’s fleet of drilling and construction vessels, starting with those currently deployed in the Mediterranean Sea.

•	In April signed agreements to sell biofuels to two of Italy’s largest transport and logistics companies (Fercam and Spinelli).

•	In April, Versalis, currently owning a 36% interest in Novamont, finalized an agreement to purchase the 64% participating interest in the venture retained by the other shareholder Mater-Bi. The closing of the transaction is subject to the customary conditions.

Plenitude and Power

•	In January, Plenitude signed an agreement with Simply Blue Group for the joint development of floating offshore wind projects in Italy. The first two projects, “Messapia” off Apulia and “Krimisa” off Calabria, have already been submitted for approval to the relevant authorities, with a design capacity of 1.3 GW and 1.1 GW, respectively.

•	In January, Plenitude started production at the 263 MW “Golden Buckle Solar Project” in Brazoria County, Texas. The yearly average solar energy production is expected in the range of 400 to 500 GWh.

•	In March, GreenIT, a joint venture between Plenitude and an Italian state agency, signed an agreement with Copenhagen Infrastructure Partners (CIP) to develop floating offshore wind projects in Latium and Sardinia.

Decarbonization and Sustainability

•	In January, Eni signed several strategic agreements with Sonatrach to pursue the common objective of strengthening energy security and accelerating the transition to a low-carbon economy. The two partners will evaluate initiatives targeting the reduction of greenhouse gas emissions through projects in energy efficiency, renewables, green hydrogen and carbon capture and storage as well as strengthening energy security, including evaluating options to improve Algeria’s natural gas export capacity to Europe.

•	In March, Eni signed a strategic agreement with ADNOC to evaluate initiatives in the fields of renewable energy, blue and green hydrogen, carbon capture and storage (CCS), curbing GHG and methane emissions and routine gas flaring, and endorsement of the Global Methane Pledge, as part of the shared vision of strengthening global energy security and contributing to a sustainable energy transition.

•	In March, the world’s first ISWEC (Inertial Sea Wave Energy Converter) which started operations off the coast of Pantelleria, is intended to convert energy from sea waves to produce renewable electricity. The ISWEC technology was developed by Eni in collaboration with the Politecnico di Torino and Wave for Energy Srl (a spin-off of the university).

•	In March, Eni signed a new collaboration agreement with Commonwealth Fusion Systems (CFS), a spin-out from the Massachusetts Institute of Technology. Eni became a strategic shareholder, to accelerate the industrialization of the magnetic confinement fusion energy. This deal will leverage Eni’s global engineering and project management experience to support CFS in the endeavor of developing, at industrial scale, the nascent technology of magnetic confinement fusion energy, which Eni believes will play a major role in decarbonizing the economy since it promises a virtually inexhaustible supply of secure and emission-free energy, pointing to a transformation of the energy paradigm.

•	In March, the HyNet North West cluster, comprising five submissions, was confirmed by the UK Department for Energy Security and Net Zero (DESNZ) to have been granted public funds provided by the UK government to develop a carbon capture and storage hub to decarbonize hard-to-abate industrial businesses in North-West England. Eni will be responsible for operating carbon transportation and storage using its depleted natural gas fields in the Liverpool Bay. The project is expected to start in the mid current decade with an injection rate of approximately 4.5 million tonnes/year in the first phase and reaching a capacity of approximately 10 million tonnes of CO2 per year from 2030. Furthermore, Eni recently submitted an application to the North Sea Transition Authority (NSTA) for a carbon storage license to exploit the Hewett depleted natural gas field, in the Southern British North Sea.

•	In March, Enivibes, a venture participated in by Eni with an interest of 76%, was established with the goal of enhancing the market value of a proprietary technology called E-vpms® (Eni Vibroacoustic Pipeline Monitoring System) The technology is dedicated to the mission-critical monitoring of the integrity of pipelines transporting liquids. Enivibes is the first venture established as part of the activities of Eniverse, Eni’s Corporate Venture Builder.

Outlook 2023

The Company is issuing the following updated operational and financial guidance for the full year based on information to date and management’s judgement subject to the potential risks and uncertainties of the scenario.

•	E&P: Hydrocarbon production for 2023 is confirmed in the range of 1.63-1.67 million boe/d at the Company’s price scenario of $85/bbl. In Q2 2023 production is forecast at 1.6 million boe/d due to planned maintenance taking place mainly in the quarter.

•	E&P: Exploration target of 700 mln boe of discovered resources is confirmed.

•	GGP: narrowed adjusted EBIT guidance to be in the range of €2.0 bln – €2.2 bln for the year, vs. the initial guidance of €1.7 bln - €2.2 bln.

•	Plenitude & Power: Plenitude adjusted EBITDA confirmed higher than €0.7 bln.

•	Sustainable Mobility, Refining and Chemicals: Sustainable Mobility EBITDA more than €0.9 bln, better than planned. Downstream pro-forma EBIT expected at €1.0 bln - €1.1 bln, consistent with prior guidance at a constant exchange rate scenario.

•	Financials: Group adjusted EBIT and cash flow[2] expected to be €12 bln and over €16 bln, respectively, an improvement versus the original guidance at the same scenario.[3]

•	Capex: capex is now expected to be around €9.2 bln, lower than original guidance at €9.5 bln, taking into account a stronger Euro. Additional potential for lower capex is retained from continued optimization and flexibility.

•	Balance Sheet: Leverage is expected to remain within the stated range of 10-20%.

•	Shareholder Distribution: Full year dividend of €0.94 per share is confirmed pending authorization at the Annual General Meeting on May 10th, 2023. The planned €2.2 bln share buy-back is confirmed, also pending authorization from the AGM for a total of up to €3.5 bln.

2 Before working capital movements.

3 Updated 2023 Scenario is: Brent 85 $/bbl (unchanged), SERM 8 $/bbl (from 7 $/bbl), PSV 529 €/kmc (from 970 €/kmc) and average EUR/USD exchange rate: 1.08 (from 1.03).

Business segments operating results

Exploration & Production

Production and prices

Q4			Q1
2022			2023	2022	% Ch.
	Production
776	Liquids	kbbl/d	780	780
4,426	Natural gas	mmcf/d	4,608	4,638	(1)
1,617	Hydrocarbons (a)	kboe/d	1,656	1,662	(0)
	Average realizations (a)
77.60	Liquids	$/bbl	72.86	93.98	(22)
8.72	Natural gas	$/kcf	8.06	9.04	(11)
61.96	Hydrocarbons	$/boe	57.24	71.02	(19)

(a) Prices relate to consolidated subsidiaries.

•	In Q1 2023, hydrocarbon production averaged 1.66 mln boe/d, unchanged compared to Q1 ’22. Production was supported by the ramp-up in Mozambique and Mexico, higher activity in Algeria which also benefited from the business acquisition, as well as in Libya and the United States. These increases were offset by lower production due to mature fields decline. The sequential comparison reported a growth of 2% and benefited from the resumption of normal levels of activity in Kazakhstan and increases in Algeria, Mozambique, the USA and Indonesia.

•	Liquid production was 780 kbbl/d in Q1 ’23, unchanged compared to Q1 ’22. Production growth in Algeria, Mexico and the United States was offset by mature fields decline.

•	Natural gas production was 4,608 mmcf/d in Q1 ’23, substantially unchanged compared to Q1 ’22. Production increases were reported in Algeria, Mozambique and Libya, offset by mature fields decline.

Results

Q4		Q1
2022	(€ million)	2023	2022	% Ch.
2,246	Operating profit (loss)	2,702	4,344	(38)
645	Exclusion of special items	87	37
2,891	Adjusted operating profit (loss)	2,789	4,381	(36)
(128)	Net finance (expense) income	(44)	(103)
691	Net income (expense) from investments	314	379
171	of which: - Vår Energi	180	235
281	- Azule	115	0
3,454	Adjusted profit (loss) before taxes	3,059	4,657	(34)
(1,598)	Income taxes	(1,537)	(1,737)	12
46.3	tax rate (%)	50.2	37.3
1,856	Adjusted net profit (loss)	1,522	2,920	(48)
	Results also include:
361	Exploration expenses:	73	68	7
55	- prospecting, geological and geophysical expenses	57	46
306	- write-off of unsuccessful wells	16	22
2,041	Capital expenditure	1,819	1,071	70

•	In Q1 ’23, Exploration & Production reported an adjusted operating profit of €2,789 mln, a decrease of 36% compared to Q1 ’22 due to: (i) lower crude oil prices in USD (the marker Brent was down by 20% in the quarter) and lower benchmark gas prices in all geographies, which negatively affected realized prices of equity production, particularly in Europe. Appreciation of the USD/EUR exchange rate (up by 4%) partly alleviated the impact of lower prices, which were also mitigated by positive volumes/mix effects and cost discipline actions; (ii) the missing contribution of the former Angolan subsidiaries that were contributed to the Azule joint-venture in Q3 ’22, whose results are now recognized below the EBIT line.

On a proforma basis, including Q1 ’23 Azule operating earnings (€140 mln), the E&P adjusted operating profit raised to €2.93 bln, down by 33% year on year.

•	In Q1 ’23, the segment reported an adjusted net profit of €1,522 mln, a decrease of about 48% compared to Q1 ’22 due to weaker operating performance and lower performance of investments, particularly Vår Energi. The Q1 ’23 tax rate increased by 13 percentage points when compared to the comparative period due to: (i) the derecognition of the former Angolan subsidiaries, which retained lower rates than the average of the E&P segment; (ii) the impact of lower oil and gas prices; and (iii) the impact of the UK energy profit levy which is recognized as a recurring item.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Global Gas & LNG Portfolio

Sales

Q4			Q1
2022			2023	2022	% Ch.
1,009	Spot Gas price at Italian PSV	€/kcm	606	1,043	(42)
999	TTF		572	1,018	(44)
9	Spread PSV vs. TTF		34	26	33
	Natural gas sales	bcm
7.32	Italy		7.10	9.45	(25)
7.71	Rest of Europe		7.22	7.93	(9)
0.80	of which: Importers in Italy		0.62	0.46	35
6.91	European markets		6.60	7.47	(12)
0.52	Rest of World		0.52	0.88	(41)
15.55	Worldwide gas sales (*)		14.84	18.26	(19)
2.4	of which: LNG sales		2.7	2.8	(4)

(*) Data include intercompany sales.

•	In Q1 ’23, natural gas sales were 14.84 bcm, down 19% compared to the same period in 2022, mainly due to the lower gas volumes marketed in Italy, particularly in the wholesalers’ segment. In the European markets gas volumes decreased by 12% mainly due to lower sales in the United Kingdom and the Iberian Peninsula partly offset by higher volumes sold in Germany and Austria.

Results

Q4		Q1
2022	(€ million)	2023	2022	% Ch.
3,728	Operating profit (loss)	275	(977)	..
(3,665)	Exclusion of special items	1,097	1,908
63	Adjusted operating profit (loss)	1,372	931	47
22	Net finance (expense) income	2	(5)
1	Net income (expense) from investments	10	1
	of which: SeaCorridor	10
86	Adjusted profit (loss) before taxes	1,384	927	49
(346)	Income taxes	(385)	(271)	(42)
(260)	Adjusted net profit (loss)	999	656	52
9	Capital expenditure		3	(100)

•	In Q1 ’23, the Global Gas & LNG Portfolio segment achieved an adjusted operating profit of €1,372 mln, up €441 mln or 47%, compared to the same period in 2022, driven by optimization and trading activities aimed at capturing value from price movements and spread differentials leveraging the portfolio of gas and LNG assets.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Sustainable Mobility, Refining and Chemicals

Production and sales

Q4			Q1
2022			2023	2022	% Ch.
13.6	Standard Eni Refining Margin (SERM)	$/bbl	11.2	(0.9)	..
3.73	Throughputs in Italy	mmtonnes	4.24	3.50	21
2.86	Throughputs in the rest of World		2.47	2.57	(4)
6.59	Total throughputs		6.71	6.07
74	Average refineries utilization rate	%	77	70
129	Bio throughputs	ktonnes	136	91	49
50	Average bio refineries utilization rate	%	54	36
	Marketing
1.91	Retail sales in Europe	mmtonnes	1.75	1.68	4
1.38	Retail sales in Italy		1.25	1.20	4
0.53	Retail sales in the rest of Europe		0.50	0.48	4
21.9	Retail market share in Italy	%	21.5	21.9
2.15	Wholesale sales in Europe	mmtonnes	1.83	1.87	(2)
1.55	Wholesale sales in Italy		1.42	1.32	8
0.60	Wholesale sales in the rest of Europe		0.41	0.55	(25)
	Chemicals
0.77	Sales of chemical products	mmtonnes	0.76	1.13	(33)
44	Average plant utilization rate	%	52	70

•	In Q1 ’23, the Standard Eni Refining Margin reported an average of 11.2 $/barrel vs. negative values in comparative period (-0.9 $/barrel). Refining margins increased materially driven by a strong rebound in demand for all kinds of refined products due to the reopening of the economy and bottlenecks in the refining system. The SERM calculation also benefited from the drop in utility costs.

•	In Q1 ’23, throughputs on own accounts at Eni’s refineries in Italy were 4.24 mmtonnes, up 21% compared to Q1 ’22 as a result of higher volumes processed at the Livorno and Milazzo refineries, partly offset by lower volumes processed at the Taranto refinery. Throughputs outside Italy decreased by 4% compared to Q1 ’22, following lower volumes processed in Germany.

•	In Q1 ’23, bio throughputs were 136 ktonnes, representing a 49% increase compared to the same period of 2022: higher volumes were processed at the Gela biorefinery due to the shutdown occurred at the beginning of the Q1 2022, partly offset by lower throughputs at the Venice biorefinery.

•	In Q1 ’23, retail sales in Italy were 1.25 mmtonnes, increasing year-on-year (up 4%) due to higher volumes of gasoline and gasoil, reflecting higher consumption.

•	In Q1 ’23, wholesale sales in Italy were 1.42 mmtonnes, increasing (up 8%) compared to the same period of 2022, mainly due to higher sales of gasoil and jet fuel.

•	Sales of chemical products were 0.76 mmtonnes in Q1 ’23, down 33% compared to the same period of 2022, impacted by lower demand and competitive pressure due to high energy cost.

•	In Q1 ’23 cracking margin increased compared to the same period in 2022. Margins on polyethylene and styrenics decreased compared to Q1 ’22.

Results

Q4		Q1
2022	(€ million)	2023	2022	% Ch.
(1,228)	Operating profit (loss)	(270)	662	..
730	Exclusion of inventory holding (gains) losses	337	(763)
877	Exclusion of special items	87	10
379	Adjusted operating profit (loss)	154	(91)	..
234	- Sustainable Mobility	137	64	..
232	- Refining	126	(40)	..
(87)	- Chemicals	(109)	(115)	5
6	Net finance (expense) income	(4)	(10)
244	Net income (expense) from investments	152	52
228	of which: ADNOC R&GT	151	45
629	Adjusted profit (loss) before taxes	302	(49)	..
(100)	Income taxes	(74)	(5)	..
529	Adjusted net profit (loss)	228	(54)	..
461	Capital expenditure	138	92	50

•	In Q1 ’23, Sustainable Mobility delivered an adjusted operating profit of €137 mln, up by €73 mln compared to the proforma adjusted operating profit of the Q1 2022 following the restatement of the 2022 comparative period to take into account the spin out of the new business effective January 1, 2023, due to higher production volumes of biofuels and steady results of marketing activities.

The Refining business posted an adjusted operating profit of €126 mln compared to a loss of €40 mln in Q1 2022. The improvement was driven by substantially higher benchmark refining margins, with Eni’s SERM up at 11 $/bbl (vs the negative value in 2022), partly offset by some planned turnaround at important upgrading refinery units and as the benefit of lower utilities costs indexed to natural gas prices had been recognized in previous quarters.

•	The Chemicals business, managed by Versalis, reported an adjusted operating loss of €109 mln in Q1 ’23, an improvement of €6 mln compared to Q1 ’22. Results were negatively affected by lower demand and market uncertainties, holding back purchasing decisions by resellers, as well as continued products stream competitive pressures from Middle and East Asia.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Plenitude & Power

Production and sales

Q4			Q1
2022			2023	2022	% Ch.
	Plenitude
10.1	Retail and business customers at period end	mln pod	10.1	10.1
1.86	Retail and business gas sales	bcm	2.91	3.42	(15)
4.43	Retail and business power sales to end customers	TWh	4.62	5.10	(9)
2.198	Installed capacity from renewables at period end	GW	2.324	1.397	66
54	of which: - photovoltaic (including installed storage capacity)%		56	58
46	- wind		44	42
652	Energy production from renewable sources	GWh	990	557	78
13.1	EV charging points at period end	thousand	14.7	7.3	101
	Power
5.07	Power sales in the open market	TWh	5.16	5.73	(10)
4.95	Thermoelectric production		5.27	6.07	(13)

•	Retail and business gas sales amounted to 2.91 bcm in Q1 ’23, down 15% compared to the same period in 2022. In Italy retail and business gas sales decreased mainly due to lower volumes sold in the residential segments due to mild weather conditions and increasing customer awareness of gas usage. Outside of Italy, sales were impacted by lower volumes marketed in France and Greece.

•	Retail and business power sales to end customers were 4.62 TWh in the Q1 ’23, a 9% decrease negatively impacted by lower demand outside of Italy.

•	As of March 31, 2023, the installed capacity from renewables was 2.3 GW, up by 0.9 GW year on year, mainly thanks to 2022-2023 investments (PLT Group and Fortore Energia in Italy, Cuevas in Spain and Kellam in the USA), organic development of Brazoria in the USA and Cerillares in Spain, as well as the realization of Assemini, Eni’s first storage energy site in Italy (14 MW).

•	Energy production from renewable sources (990 GWh in Q1 ’23) almost doubling year on year, mainly thanks to the contribution from acquired assets in operation and the start-up of organic projects.

•	EV charging points as of March 31, 2023, amounted to 14.7 thousand, doubling compared to the same period of 2022, and significantly enhancing our network.

•	Power sales in the open market were 5.16 TWh in Q1 ’23, down 10% year-on-year mainly due to lower volumes marketed particularly in the open market and to the power exchange.

Results

Q4		Q1
2022	(€ million)	2023	2022	% Ch.
(4,950)	Operating profit (loss)	(308)	1,594	(119)
5,068	Exclusion of special items	494	(1,409)
118	Adjusted operating profit (loss)	186	185	1
78	- Plenitude	132	139	(5)
40	- Power	54	46	17
(2)	Net finance (expense) income		(3)
(8)	Net income (expense) from investments	(5)	(2)
108	Adjusted profit (loss) before taxes	181	180	1
(53)	Income taxes	(54)	(61)	11
55	Adjusted net profit (loss)	127	119	7
191	Capital expenditure	149	141	6

•	In Q1 ’23 Plenitude reported an adjusted operating profit of €132 mln, a 5% decrease compared to Q1 ’22. The resilient performance was achieved thanks to a ramp-up in renewable installed capacity and production volumes that almost entirely offset a decrease of 35% in the electricity price scenario compared to the previous year.

•	The Power generation business from gas-fired plants reported an adjusted operating profit of €54 mln in Q1 ’23, up €8 mln or 17% compared to the same period in 2022, thanks to optimizations and lower fuel expenses.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Group results

Q4		Q1
2022	(€ million)	2023	2022	% Ch.
31,525	Sales from operations	27,185	32,129	(15)
(423)	Operating profit (loss)	2,513	5,352	(53)
722	Exclusion of inventory holding (gains) losses	357	(713)
3,283	Exclusion of special items (a)	1,771	552
3,582	Adjusted operating profit (loss)	4,641	5,191	(11)
	Breakdown by segment:
2,891	Exploration & Production	2,789	4,381	(36)
63	GGP	1,372	931	47
379	Sustainable Mobility, Refining and Chemicals	154	(91)	269
118	Plenitude & Power	186	185	1
(143)	Corporate and other activities	(134)	(174)	23
274	Impact of unrealized intragroup profit elimination and other consolidation adjustments	274	(41)
3,582	Adjusted operating profit (loss)	4,641	5,191	(11)
(125)	Net finance (expense) income	(123)	(339)	64
901	Net income (expense) from investments	463	380	22
4,358	Adjusted profit before taxes	4,981	5,232	(5)
(1,841)	Income taxes	(2,055)	(1,956)	(5)
2,517	Adjusted net profit (loss)	2,926	3,276	(11)
24	of which attributable to: - non-controlling interest	19	6
2,493	- Eni’s shareholders	2,907	3,270	(11)
627	Net profit (loss) attributable to Eni’s shareholders	2,388	3,583	(33)
509	Exclusion of inventory holding (gains) losses	255	(507)
1,357	Exclusion of special items (a)	264	194
2,493	Adjusted net profit (loss) attributable to Eni’s shareholders	2,907	3,270	(11)

(a) For further information see table “Breakdown of special items”.

•	In Q1 ’23, the Group reported an adjusted operating profit of €4,641 mln, down 11% compared to Q1 ’22, mainly as a result of lower E&P segment results (down 36% to €2,789 mln), impacted by the reclassification of Angolan subsidiaries to equity accounted entities as the Azule joint-venture became operational in Q3 ’22, and lower realized prices of equity production due to declining benchmark crude oil and natural gas prices. Results were supported by a strong GGP performance with €1,372 mln of adjusted operating profit (up 47%) driven by optimization and trading activities, and by the trend in the results of the Sustainable Mobility and Refining businesses (up by €239 mln).

•	In Q1 ’23 adjusted net profit attributable to Eni shareholders was €2,907 mln, €363 mln lower than the Q1 ’22, or 11%, due to a decline in the energy scenario partly offset by a better underlying performance.

•	Group’s tax rate: the adjusted tax rate increased by 4 percentage points to 41% vs Q1 ’22, as a result of the reclassification of the former Angolan subsidiaries which retained lower rates than the E&P segment average, the impact of the UK energy profit levy, and adverse scenario effects, partly offset by a higher proportion of the taxable profit earned by Italian subsidiaries.

Net borrowings and cash flow from operations

Q4		Q1
2022	(€ million)	2023	2022	Change
670	Net profit (loss)	2,407	3,589	(1,182)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,600	- depreciation, depletion and amortization and other non monetary items	1,171	1,554	(383)
(65)	- net gains on disposal of assets	(408)	(334)	(74)
(138)	- dividends, interests and taxes	1,302	2,454	(1,152)
3,397	Changes in working capital related to operations	(293)	(2,605)	2,312
811	Dividends received by equity investments	560	58	502
(2,606)	Taxes paid	(1,540)	(1,393)	(147)
(76)	Interests (paid) received	(217)	(225)	8
4,593	Net cash provided by operating activities	2,982	3,098	(116)
(2,764)	Capital expenditure	(2,119)	(1,364)	(755)
(1,066)	Investments and acquisitions	(645)	(1,194)	549
271	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	445	574	(129)
1,184	Other cash flow related to investing activities	(212)	(161)	(51)
2,218	Free cash flow	451	953	(502)
(590)	Net cash inflow (outflow) related to financial activities	752	2,715	(1,963)
(585)	Changes in short and long-term financial debt	(139)	1,890	(2,029)
(227)	Repayment of lease liabilities	(247)	(290)	43
(1,944)	Dividends paid and changes in non-controlling interests and reserves	(781)	(32)	(749)
(51)	Interest payment of perpetual hybrid bond	(39)	(39)
(136)	Effect of changes in consolidation and exchange differences of cash and cash equivalent	(32)	9	(41)
(1,315)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(35)	5,206	(5,241)
4,114	Adjusted net cash before changes in working capital at replacement cost	5,291	5,606	(315)

Q4		Q1
2022	(€ million)	2023	2022	Change
2,218	Free cash flow	451	953	(502)
(227)	Repayment of lease liabilities	(247)	(290)	43
(380)	Net borrowings of acquired companies		(79)	79
362	Net borrowings of divested companies	(147)		(147)
(560)	Exchange differences on net borrowings and other changes (a)	(7)	(149)	142
(1,944)	Dividends paid and changes in non-controlling interest and reserves	(781)	(32)	(749)
(51)	Interest payment of perpetual hybrid bond	(39)	(39)
(582)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(770)	364	(1,134)
227	Repayment of lease liabilities	247	290	(43)
(89)	Inception of new leases and other changes	(134)	(323)	189
(444)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(657)	331	(988)

(a) Includes expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables (€85 million and €9 million in the first quarter 2023 and the first quarter 2022, respectively, and €22 million in the fourth quarter 2022).

Net cash provided by operating activities in Q1 ’23 reached €2,982 mln and included €560 mln of dividends distributed from investments, mainly Azule Energy and Vår Energi.

Cash flow from operating activities before changes in working capital at replacement cost was €5,291 mln in Q1 ’23 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, and  the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q4		Q1
2022	(€ million)	2023	2022	Change
4,593	Net cash provided by operating activities	2,982	3,098	(116)
(3,397)	Changes in working capital related to operations	293	2,605	(2,312)
1,076	Exclusion of commodity derivatives	1,247	605	642
722	Exclusion of inventory holding (gains) losses	357	(713)	1,070
2,994	Net cash before changes in working capital at replacement cost	4,879	5,595	(716)
1,120	Provisions for extraordinary credit losses and other items	412	11	401
4,114	Adjusted net cash before changes in working capital at replacement cost	5,291	5,606	(315)

Organic capex was €2.2 bln, up 37% year on year, due to the ramp-up of natural gas and LNG projects to boost energy security and comprised capital contributions to investees that are executing capital projects of interest to Eni.

Cash outflows for acquisitions net of divestments were about €0.3 bln (including acquired and divested finance debt) and mainly related to the acquisition of bp’s activities in Algeria, partly offset by the divestment of 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines following the deal with Snam.

Net financial borrowings before IFRS 16 increased by around €0.8 bln due to the adjusted net cash provided by operating activities (€5.3 bln), working capital requirements of €2.3 bln, capex requirements of €2.2 bln and dividend payments to Eni’s shareholders of €0.78 bln, the cash outflow related to acquisitions and divestments (€0.3 bln), other investing activities (€0.2 bln) as well as the payment of lease liabilities and hybrid bond interest (€0.3 bln).

Summarized Group Balance Sheet

(€ million)	March 31, 2023	Dec. 31, 2022	Change

Fixed assets
Property, plant and equipment	56,590	56,332	258
Right of use	4,371	4,446	(75)
Intangible assets	5,492	5,525	(33)
Inventories - Compulsory stock	1,461	1,786	(325)
Equity-accounted investments and other investments	13,592	13,294	298
Receivables and securities held for operating purposes	2,041	1,978	63
Net payables related to capital expenditure	(1,996)	(2,320)	324
	81,551	81,041	510
Net working capital
Inventories	6,452	7,709	(1,257)
Trade receivables	13,026	16,556	(3,530)
Trade payables	(13,363)	(19,527)	6,164
Net tax assets (liabilities)	(4,086)	(2,991)	(1,095)
Provisions	(15,179)	(15,267)	88
Other current assets and liabilities	582	316	266
	(12,568)	(13,204)	636
Provisions for employee benefits	(808)	(786)	(22)
Assets held for sale including related liabilities	12	156	(144)
CAPITAL EMPLOYED, NET	68,187	67,207	980

Eni’s shareholders equity	55,082	54,759	323
Non-controlling interest	471	471
Shareholders’ equity	55,553	55,230	323
Net borrowings before lease liabilities ex IFRS 16	7,796	7,026	770
Lease liabilities	4,838	4,951	(113)
- of which Eni working interest	4,349	4,457	(108)
- of which Joint operators’ working interest	489	494	(5)
Net borrowings after lease liabilities ex IFRS 16	12,634	11,977	657
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,187	67,207	980
Leverage before lease liabilities ex IFRS 16	0.14	0.13	0.01
Leverage after lease liabilities ex IFRS 16	0.23	0.22	0.01
Gearing	0.19	0.18	0.01

As of March 31, 2023, fixed assets (€81.55 bln) increased by €0.5 bln from December 31, 2022, due to capital expenditure and acquisitions and the increased book value of equity-accounted investments reflecting the net effect of Eni’s share of investees results and of the derecognition of Eni’s natural gas transport assets, which were contributed to the newly established “SeaCorridor” entity, jointly controlled by Eni and Snam (50.1% and 49.9%, respectively), as well as dividends distributed by investees. Those increases were partly offset by negative exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.088, up 2% compared to 1.067 as of December 31, 2022, thus reducing the book values of dollar-denominated assets) and DD&A, impairment charges and write-offs recorded in the quarter.

Net working capital (-€12.57 bln) increased by €0.64 bln, due to reduced balance between trade receivables and trade payables (approximately up by €2.6 bln), partly offset by the lower value of oil and product inventories due to the weighted-average cost method of accounting in an environment of declining prices (down by €1.3 bln) and increased net tax liabilities (up by €1.1 bln).

Shareholders’ equity (€55.55 bln) was almost unchanged compared to December 31, 2022, due to the net profit for the period (€2.4 bln), the positive change in the cash flow hedge reserve of €0.6 bln, partly offset by negative foreign currency translation differences (about €1 bln) reflecting the appreciation of the Euro vs the USD as well as dividend paid or attributed to shareholders (€1.5 bln).

Net borrowings4 before lease liabilities as of March 31, 2023, amounted to €7.8 bln, up by approximately €0.8 bln from December 31, 2022. Leverage5 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 – was 0.14 on March 31, 2023 (compared to 0.13 as of December 31, 2022).

Special items

The breakdown of special items recorded in operating profit by segment (net charges of €1,771 mln in the Q1 ’23) is as follows:

•	E&P: net charges of €87 mln in Q1 ’23 mainly related to environmental charges (€17 mln) and credits impairment losses (€55 mln).

•	GGP: net charges of €1,097 mln in Q1 ’23 mainly including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption; and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (charges of €393 mln). The reclassification to adjusted operating profit of the negative balance of €18 mln in Q1 ’23 related to derivatives used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

•	Sustainable Mobility, Refining and Chemicals: net charges of €87 mln in Q1 ’23 mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows (€54 mln), environmental provisions (€17 mln) and the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charge of €31 mln).

•	Plenitude & Power: net charges of €494 mln related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS, and, to a lower extent, some derivatives part of a general annual hedging program prorated over the 2023 quarters.

The other special items in Q1 ’23 related to a gain of €0.8 bln (including the fair value evaluation of stake retained in the company) in connection to the sale of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines and the relevant transportation rights of natural gas volumes imported from Algeria following the agreement with Snam SpA. Furthermore, other special gains related to a revision of €0.45 bln to the amount accrued in the 2022 financial statements in regards to an Italian extraordinary tax contribution (enacted as per the 2023 Italian budget law) due to recently-enacted regulation allowing Eni to exclude certain capital revaluation reserves that were distributed to shareholders in 2022 from the taxable income of the levy.

4 Details on net borrowings are furnished on page 25.

5 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the first quarter of 2023 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first quarter of 2023 and 2022 as well as the fourth quarter of 2022. Information on the Company’s financial position relates to end of the periods as of March 31, 2023, and December 31, 2022.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2022 Annual Report on Form 20-F filed with the US SEC on April 5, 2023, which investors are urged to read.

Basis of presentation

Following the establishment of Eni Sustainable Mobility subsidiary effective January 1, 2023, that operates Eni’ biorefineries and the retail marketing of fuels and of smart mobility solutions, the management has resolved to break-down the adjusted EBIT of the former reporting segment Refining & Marketing “R&M” into two operating sub-segments:

-	Sustainable Mobility “SM”; and

-	Refining.

The re-segmentation of the adjusted EBIT of R&M for the comparative periods of 2022 is disclosed below:

2022	First quarter		Second quarter		Third quarter		Fourth quarter
Adjusted operating profit (loss)	As published	As restated	As published	As restated	As published	As restated	As published	As restated
R&M and Chemicals	(91)		1,104		537		379
- Refining & Marketing	24		979		714		466
- Chemicals	(115)		125		(177)		(87)
Sustainable Mobility, Refining and Chemicals		(91)		1,104		537		379
- Sustainable Mobility		64		351		493		234
- Refining		(40)		628		221		232
- Chemicals		(115)		125		(177)		(87)

No change has been made to the Group statutory segment information as per IFRS 8 “Segment Reporting”, which will continue to feature the Sustainable Mobility, Refining and Chemicals segment (formerly R&M and Chemicals).

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter of 2023 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance with GAAPs

(€ million)
First Quarter 2023	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,702	275	(270)	(308)	(140)	254	2,513
Exclusion of inventory holding (gains) losses			337			20	357
Exclusion of special items:
environmental charges	17		17				34
impairment losses (impairment reversals), net	1		54		4		59
impairment of exploration projects
net gains on disposal of assets	9						9
risk provisions
provision for redundancy incentives	6		4		8		18
commodity derivatives		722	31	494			1,247
exchange rate differences and derivatives	3	(18)	16				1
other	51	393	(35)		(6)		403
Special items of operating profit (loss)	87	1,097	87	494	6		1,771
Adjusted operating profit (loss)	2,789	1,372	154	186	(134)	274	4,641
Net finance (expense) income (a)	(44)	2	(4)		(77)		(123)
Net income (expense) from investments (a)	314	10	152	(5)	(8)		463
Adjusted profit (loss) before taxes	3,059	1,384	302	181	(219)	274	4,981
Income taxes (a)	(1,537)	(385)	(74)	(54)	71	(76)	(2,055)
Tax rate (%)							41.3
Adjusted net profit (loss)	1,522	999	228	127	(148)	198	2,926
of which:
- Adjusted net profit (loss) of non-controlling interest							19
- Adjusted net profit (loss) attributable to Eni’s shareholders							2,907
Reported net profit (loss) attributable to Eni’s shareholders							2,388
Exclusion of inventory holding (gains) losses							255
Exclusion of special items							264
Adjusted net profit (loss) attributable to Eni’s shareholders							2,907

(a) Excluding special items.

(€ million)
First Quarter 2022	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,344	(977)	662	1,594	(180)	(91)	5,352
Exclusion of inventory holding (gains) losses			(763)			50	(713)
Exclusion of special items:
environmental charges			14				14
impairment losses (impairment reversals), net	8	3	45		6		62
impairment of exploration projects
net gains on disposal of assets	(2)						(2)
risk provisions
provision for redundancy incentives	17		10		9		36
commodity derivatives		2,043	(30)	(1,408)			605
exchange rate differences and derivatives	(5)	35	(7)	(1)			22
other	19	(173)	(22)		(9)		(185)
Special items of operating profit (loss)	37	1,908	10	(1,409)	6		552
Adjusted operating profit (loss)	4,381	931	(91)	185	(174)	(41)	5,191
Net finance (expense) income (a)	(103)	(5)	(10)	(3)	(218)		(339)
Net income (expense) from investments (a)	379	1	52	(2)	(50)		380
Adjusted profit (loss) before taxes	4,657	927	(49)	180	(442)	(41)	5,232
Income taxes (a)	(1,737)	(271)	(5)	(61)	101	17	(1,956)
Tax rate (%)							37.4
Adjusted net profit (loss)	2,920	656	(54)	119	(341)	(24)	3,276
of which:
- Adjusted net profit (loss) of non-controlling interest							6
- Adjusted net profit (loss) attributable to Eni’s shareholders							3,270
Reported net profit (loss) attributable to Eni’s shareholders							3,583
Exclusion of inventory holding (gains) losses							(507)
Exclusion of special items							194
Adjusted net profit (loss) attributable to Eni’s shareholders							3,270

(a) Excluding special items.

(€ million)
Fourth Quarter 2022	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,246	3,728	(1,228)	(4,950)	(501)	282	(423)
Exclusion of inventory holding (gains) losses			730			(8)	722
Exclusion of special items:
environmental charges	15		153	2	178		348
impairment losses (impairment reversals), net	375	(15)	544	(40)	11		875
impairment of exploration projects	2						2
net gains on disposal of assets	(25)		(3)		(4)		(32)
risk provisions	27		52		(3)		76
provision for redundancy incentives	14	1	31	(4)	40		82
commodity derivatives		(3,999)	(35)	5,110			1,076
exchange rate differences and derivatives	(38)	(135)	42	(2)			(133)
other	275	483	93	2	136		989
Special items of operating profit (loss)	645	(3,665)	877	5,068	358		3,283
Adjusted operating profit (loss)	2,891	63	379	118	(143)	274	3,582
Net finance (expense) income (a)	(128)	22	6	(2)	(23)		(125)
Net income (expense) from investments (a)	691	1	244	(8)	(27)		901
Adjusted profit (loss) before taxes	3,454	86	629	108	(193)	274	4,358
Income taxes (a)	(1,598)	(346)	(100)	(53)	332	(76)	(1,841)
Tax rate (%)							42.2
Adjusted net profit (loss)	1,856	(260)	529	55	139	198	2,517
of which:
- Adjusted net profit (loss) of non-controlling interest							24
- Adjusted net profit (loss) attributable to Eni’s shareholders							2,493
Reported net profit (loss) attributable to Eni’s shareholders							627
Exclusion of inventory holding (gains) losses							509
Exclusion of special items							1,357
Adjusted net profit (loss) attributable to Eni’s shareholders							2,493

(a) Excluding special items.

Breakdown of special items

Q4		Q1
2022	(€ million)	2023	2022
348	Environmental charges	34	14
875	Impairment losses (impairment reversals), net	59	62
(32)	Net gains on disposal of assets	9	(2)
76	Risk provisions
82	Provisions for redundancy incentives	18	36
1,076	Commodity derivatives	1,247	605
(133)	Exchange rate differences and derivatives	1	22
991	Other	403	(185)
3,283	Special items of operating profit (loss)	1,771	552
111	Net finance (income) expense	1	(16)
	of which:
133	- exchange rate differences and derivatives reclassified to operating profit (loss)	(1)	(22)
(201)	Net income (expense) from investments	(729)	(475)
	of which:
	- gain on the SeaCorridor deal	(824)
(1,855)	Income taxes	(779)	133
1,338	Total special items of net profit (loss)	264	194
	attributable to:
1,357	- Eni’s shareholders	264	194
(19)	- Non-controlling interest

Profit and loss reconciliation GAAP vs Non-GAAP

2023	Q1
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,513	357	1,770	1	4,641
Finance income (expense)	(124)		2	(1)	(123)
Income (expense) from investments	1,192		(729)		463
. Vår Energi	120		60		180
. Azule	115				115
. Adnoc R&T	121		30		151
Income taxes	(1,174)	(102)	(779)		(2,055)
Net profit	2,407	255	264		2,926
- Non-controlling interest	19				19
Net profit attributable to Eni’s shareholders	2,388				2,907

2022	Q1
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	5,352	(713)	530	22	5,191
Finance income (expense)	(323)		6	(22)	(339)
Income (expense) from investments	855		(475)		380
. Vår Energi	248		(13)		235
. Adnoc R&T	110		(65)		45
Income taxes	(2,295)	206	133		(1,956)
Net profit	3,589	(507)	194		3,276
- Non-controlling interest	6				6
Net profit attributable to Eni’s shareholders	3,583				3,270

	Q4 2022
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	(423)	722	3,416	(133)	3,582
Finance income (expense)	(236)		(22)	133	(125)
Income (expense) from investments	1,102		(201)		901
. Vår Energi	295		(124)		171
. Azule	281				281
. Adnoc R&T	105		123		228
Income taxes	227	(213)	(1,855)		(1,841)
Net profit	670	509	1,338		2,517
- Non-controlling interest	43		(19)		24
Net profit attributable to Eni’s shareholders	627				2,493

Analysis of Profit and Loss account items

Sales from operations

Q4		Q1
2022	(€ million)	2023	2022	% Ch.
7,328	Exploration & Production	6,001	7,772	(23)
10,844	Global Gas & LNG Portfolio	7,944	13,410	(41)
14,736	Sustainable Mobility, Refining and Chemicals	13,457	13,052	3
4,831	Plenitude & Power	5,044	6,219	(19)
591	Corporate and other activities	440	394	12
(6,805)	Consolidation adjustments	(5,701)	(8,718)
31,525		27,185	32,129	(15)

Operating expenses

Q4		Q1
2022	(€ million)	2023	2022	% Ch.
28,252	Purchases, services and other	21,976	23,479	(6)
69	Impairment losses (impairment reversals) of trade and other receivables, net	108	177	(39)
817	Payroll and related costs	794	793	-
82	of which: provision for redundancy incentives and other	18	36
29,138		22,878	24,449	(6)

DD&A, impairments, reversals and write-off

Q4		Q1
2022	(€ million)	2023	2022	% Ch.
1,784	Exploration & Production	1,552	1,557	-
58	Global Gas & LNG Portfolio	50	55	(9)
129	Sustainable Mobility, Refining and Chemicals	114	121	(6)
96	Plenitude & Power	111	86	29
37	Corporate and other activities	33	34	(3)
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)
2,096	Total depreciation, depletion and amortization	1,852	1,845
875	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	59	62	(5)
2,971	Depreciation, depletion, amortization, impairments and reversals	1,911	1,907	-
500	Write-off of tangible and intangible assets	32	25
3,471		1,943	1,932	1

Income (expense) from investments

(€ million)
First Quarter 2023	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	251	10	109	(5)	(7)	358
Dividends			9			9
Net gains (losses) on disposals	1	415	1			417
Other income (expense), net		409			(1)	408
	252	834	119	(5)	(8)	1,192

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	March 31, 2023	Dec. 31, 2022	Change
Total debt	26,916	26,917	(1)
- Short-term debt	6,425	7,543	(1,118)
- Long-term debt	20,491	19,374	1,117
Cash and cash equivalents	(10,146)	(10,155)	9
Financial assets measured at fair value through profit or loss	(7,803)	(8,251)	448
Financing receivables held for non-operating purposes	(1,171)	(1,485)	314
Net borrowings before lease liabilities ex IFRS 16	7,796	7,026	770
Lease Liabilities	4,838	4,951	(113)
- of which Eni working interest	4,349	4,457	(108)
- of which Joint operators’ working interest	489	494	(5)
Net borrowings after lease liabilities ex IFRS 16	12,634	11,977	657
Shareholders’ equity including non-controlling interest	55,553	55,230	323
Leverage before lease liability ex IFRS 16	0.14	0.13	0.01
Leverage after lease liability ex IFRS 16	0.23	0.22	0.01

Consolidated financial statements

BALANCE SHEET

(€ million)
	March 31, 2023	Dec. 31, 2022
ASSETS
Current assets
Cash and cash equivalents	10,146	10,155
Financial assets measured at fair value through profit or loss	7,803	8,251
Other financial assets	1,192	1,504
Trade and other receivables	17,475	20,840
Inventories	6,452	7,709
Income tax assets	628	317
Other assets	7,771	12,821
	51,467	61,597
Non-current assets
Property, plant and equipment	56,590	56,332
Right of use assets	4,371	4,446
Intangible assets	5,492	5,525
Inventory - compulsory stock	1,461	1,786
Equity-accounted investments	12,390	12,092
Other investments	1,202	1,202
Other financial assets	2,029	1,967
Deferred tax assets	4,329	4,569
Income tax assets	113	114
Other assets	2,402	2,236
	90,379	90,269
Assets held for sale	20	264
TOTAL ASSETS	141,866	152,130
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,635	4,446
Current portion of long-term debt	3,790	3,097
Current portion of long-term lease liabilities	875	884
Trade and other payables	19,643	25,709
Income taxes payable	1,763	2,108
Other liabilities	8,673	12,473
	37,379	48,717
Non-current liabilities
Long-term debt	20,491	19,374
Long-term lease liabilities	3,963	4,067
Provisions for contingencies	15,179	15,267
Provisions for employee benefits	808	786
Deferred tax liabilities	5,252	5,094
Income taxes payable	250	253
Other liabilities	2,983	3,234
	48,926	48,075
Liabilities directly associated with assets held for sale	8	108
TOTAL LIABILITIES	86,313	96,900
Share capital	4,005	4,005
Retained earnings	35,847	23,455
Cumulative currency translation differences	6,575	7,564
Other reserves and equity instruments	9,204	8,785
Treasury shares	(2,937)	(2,937)
Net profit (loss)	2,388	13,887
Total Eni shareholders’ equity	55,082	54,759
Non-controlling interest	471	471
TOTAL SHAREHOLDERS’ EQUITY	55,553	55,230
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	141,866	152,130

GROUP PROFIT AND LOSS ACCOUNT

Q4		Q1
2022	(€ million)	2023	2022
31,525	Sales from operations	27,185	32,129
290	Other income and revenues	193	365
31,815	Total revenues	27,378	32,494
(28,252)	Purchases, services and other	(21,976)	(23,479)
(69)	Impairment reversals (impairment losses) of trade and other receivables, net	(108)	(177)
(817)	Payroll and related costs	(794)	(793)
371	Other operating (expense) income	(44)	(761)
(2,096)	Depreciation, Depletion and Amortization	(1,852)	(1,845)
(875)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(59)	(62)
(500)	Write-off of tangible and intangible assets	(32)	(25)
(423)	OPERATING PROFIT (LOSS)	2,513	5,352
2,376	Finance income	2,007	1,251
(2,602)	Finance expense	(2,181)	(1,517)
57	Net finance income (expense) from financial assets measured at fair value through profit or loss	66	(42)
(67)	Derivative financial instruments	(16)	(15)
(236)	FINANCE INCOME (EXPENSE)	(124)	(323)
665	Share of profit (loss) of equity-accounted investments	358	400
437	Other gain (loss) from investments	834	455
1,102	INCOME (EXPENSE) FROM INVESTMENTS	1,192	855
443	PROFIT (LOSS) BEFORE INCOME TAXES	3,581	5,884
227	Income taxes	(1,174)	(2,295)
670	Net profit (loss)	2,407	3,589
	attributable to:
627	- Eni’s shareholders	2,388	3,583
43	- Non-controlling interest	19	6
	Earnings per share (€ per share)
0.22	- basic	0.71	1.00
0.21	- diluted	0.70	1.00
	Weighted average number of shares outstanding (million)
3,371.9	- basic	3,345.4	3,539.8
3,378.2	- diluted	3,351.7	3,547.4

COMPREHENSIVE INCOME (LOSS)

	Q1
(€ million)	2023	2022
Net profit (loss)	2,407	3,589
Items that are not reclassified to profit or loss in later periods		(8)
Remeasurements of defined benefit plans
Share of other comprehensive income on equity accounted entities		(6)
Change in the fair value of interests with effects on other comprehensive income		(2)
Taxation
Items that may be reclassified to profit in later periods	(565)	(629)
Currency translation differences	(1,011)	871
Change in the fair value of cash flow hedging derivatives	571	(2,094)
Share of other comprehensive income on equity-accounted entities	41	(9)
Taxation	(166)	603

Total other items of comprehensive income (loss)	(565)	(637)
Total comprehensive income (loss)	1,842	2,952
attributable to:
- Eni’s shareholders	1,823	2,946
- Non-controlling interest	19	6

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders’ equity at January 1, 2022		44,519
Total comprehensive income (loss)	2,952
Dividends distributed by consolidated subsidiaries	(1)
Coupon of perpetual subordinated bonds	(30)
Other changes	26
Total changes		2,947
Shareholders’ equity at March 31, 2022		47,466
attributable to:
- Eni’s shareholders		47,366
- Non-controlling interest		100

Shareholders’ equity at January 1, 2023		55,230
Total comprehensive income (loss)	1,842
Dividends paid to Eni’s shareholders	(1,472)
Coupon of perpetual subordinated bonds	(39)
Taxes on hybrid bond coupon	11
Other changes	(19)
Total changes		323
Shareholders’ equity at March 31, 2023		55,553
attributable to:
- Eni’s shareholders		55,082
- Non-controlling interest		471

GROUP CASH FLOW STATEMENT

Q4		Q1
2022	(€ million)	2023	2022
670	Net profit (loss)	2,407	3,589

	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,096	Depreciation, depletion and amortization	1,852	1,845

875	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	59	62

500	Write-off of tangible and intangible assets	32	25
(665)	Share of (profit) loss of equity-accounted investments	(358)	(400)
(65)	Gains on disposal of assets, net	(408)	(334)
(134)	Dividend income	(9)	(44)
(50)	Interest income	(104)	(8)
273	Interest expense	241	211
(227)	Income taxes	1,174	2,295
(242)	Other changes	(439)	6
3,397	Cash flow from changes in working capital	(293)	(2,605)
2,203	- inventories	1,597	(981)
281	- trade receivables	3,612	(4,701)
1,536	- trade payables	(6,301)	2,738
709	- provisions for contingencies	(148)	(9)
(1,332)	- other assets and liabilities	947	348
36	Net change in the provisions for employee benefits	25	16
811	Dividends received	560	58
87	Interest received	64	6
(163)	Interest paid	(281)	(231)
(2,606)	Income taxes paid, net of tax receivables received	(1,540)	(1,393)
4,593	Net cash provided by operating activities	2,982	3,098
(3,324)	Cash flow from investing activities	(3,015)	(2,770)
(2,597)	- tangible assets	(2,064)	(1,301)
(3)	- prepaid right of use
(167)	- intangible assets	(55)	(63)
(743)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(524)	(167)
(323)	- investments	(121)	(1,027)
(119)	- securities and financing receivables held for operating purposes	(71)	(104)
628	- change in payables in relation to investing activities	(180)	(108)
949	Cash flow from disposals	484	625
119	- tangible assets	30	3
5	- intangible assets
(28)	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	380
175	- investments	35	571
351	- securities and financing receivables held for operating purposes	6	51
327	- change in receivables in relation to disposals	33
(590)	Net change in receivables and securities not held for operating purposes	752	2,715
(2,965)	Net cash used in investing activities	(1,779)	570

GROUP CASH FLOW STATEMENT (continued)

Q4		Q1
2022	(€ million)	2023	2022
(1)	Increase in long-term debt	2,002	128
(286)	Payment of long-term debt	(152)	(877)
(227)	Payment of lease liabilities	(247)	(290)
(298)	Increase (decrease) in short-term financial debt	(1,989)	2,639
(738)	Dividends paid to Eni’s shareholders	(765)	(30)
(47)	Dividends paid to non-controlling interests
71	Capital issuance from non-controlling interest	(16)
(6)	Disposal (acquisition) of additional interests in consolidated subsidiaries		(2)
(1,224)	Net purchase of treasury shares
(51)	Interest payment of perpetual hybrid bond	(39)	(39)
(2,807)	Net cash used in financing activities	(1,206)	1,529
(136)	Effect of exchange rate changes on cash and cash equivalents and other changes	(32)	9
(1,315)	Net increase (decrease) in cash and cash equivalents	(35)	5,206
11,496	Cash and cash equivalents - beginning of the period	10,181	8,265
10,181	Cash and cash equivalents - end of the period	10,146	13,471

Capital expenditure

Q4		Q1
2022	(€ million)	2023	2022	% Ch.
2,041	Exploration & Production	1,819	1,071	70
(11)	of which: - acquisition of proved and unproved properties		76	..
285	- exploration	211	116	82
1,704	- oil & gas development	1,562	861	81
42	- CCUS and agro-biofeedstock projects	35	13	..
9	Global Gas & LNG Portfolio		3	..
461	Sustainable Mobility, Refining and Chemicals	138	92	50
317	- Sustainable Mobility and Refining	112	68	65
144	- Chemicals	26	24	8
191	Plenitude & Power	149	141	6
127	- Plenitude	130	116	12
64	- Power	19	25	(24)
62	Corporate and other activities	14	59	(76)
	Impact of unrealized intragroup profit elimination	(1)	(2)
2,764	Capital expenditure (a)	2,119	1,364	55

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the cash flow statement (€85 million and €9 million in the first quarter 2023 and the first quarter 2022, respectively, and €22 million in the fourth quarter 2022).

In the Q1 ’23, capital expenditure amounted to €2,119 mln increasing by 55% y-o-y, and mainly related to:

- oil and gas development activities (€1,562 mln) mainly in Côte d’Ivoire, Italy, Congo, Egypt, the United Arab Emirates, the United States and Iraq;

- traditional refining activity in Italy and outside Italy (€101 mln) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€11 mln) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- Plenitude (€130 mln) mainly relating to development activities in the renewable business, acquisition of new customers as well as development of electric vehicles network infrastructure.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q4			Q1
2022			2023	2022
80	Italy	(kboe/d)	74	84
182	Rest of Europe		180	214
291	North Africa		294	240
328	Egypt		330	358
273	Sub-Saharan Africa		292	284
150	Kazakhstan		166	164
171	Rest of Asia		174	181
135	Americas		140	124
7	Australia and Oceania		6	13
1,617	Production of oil and natural gas (a)(b)		1,656	1,662
314	- of which Joint Ventures and associates		324	242
134	Production sold (a)	(mmboe)	131	136

PRODUCTION OF LIQUIDS BY REGION

Q4			Q1
2022			2023	2022
35	Italy	(kbbl/d)	31	37
106	Rest of Europe		102	127
136	North Africa		131	112
76	Egypt		69	79
166	Sub-Saharan Africa		172	176
111	Kazakhstan		118	112
78	Rest of Asia		84	78
68	Americas		73	59
-	Australia and Oceania		-	-
776	Production of liquids		780	780
176	- of which Joint Ventures and associates		176	115

PRODUCTION OF NATURAL GAS BY REGION

Q4			Q1
2022			2023	2022
236	Italy	(mmcf/d)	225	248
400	Rest of Europe		407	460
816	North Africa		856	673
1,331	Egypt		1,378	1,466
565	Sub-Saharan Africa		630	565
204	Kazakhstan		252	270
490	Rest of Asia		471	546
350	Americas		356	342
34	Australia and Oceania		33	68
4,426	Production of natural gas		4,608	4,638
723	- of which Joint Ventures and associates		777	667

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (126 and 116 kboe/d in the first quarter of 2023 and 2022, respectively, and 139 kboe/d in the fourth quarter of 2022).